EXHIBIT 99.2
                                                                   ------------


              VASOGEN INC. - MANAGEMENT'S DISCUSSION AND ANALYSIS

                               NOVEMBER 30, 2006

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the accompanying notes. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which, except as described in note 17, conform in all material respects with GAAP in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to our fiscal years, which end on November 30. In this report, "we", "us", and "our" refer to Vasogen Inc. and its consolidated subsidiaries. This document is current in all material respects as of January 30, 2007.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward -looking information" under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization, the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcome of our research and development programs, the adequacy, timing, and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.


HIGHLIGHTS

CELACADE(TM) TECHNOLOGY

   o The key findings from the 2,400-patient ACCLAIM trial of our Celacade technology in chronic heart failure were presented at the World Congress of Cardiology 2006 in September 2006 and at the 10th Annual Scientific Meeting of the Heart Failure Society of America. We announced in June that the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the intent-to-treat population; however, this endpoint was met for two large pre-specified subgroups. In 689 patients with New York Heart Association (NYHA) Class II heart failure at baseline, Celacade was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39%. Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 26% in 919 patients with no prior history of heart attack at baseline. Consistent with the impact of Celacade on the risk of mortality and morbidity in major subgroups within the ACCLAIM trial was the finding of a significant improvement in quality of life for the entire study population. Celacade was also shown to be well tolerated in the ACCLAIM patient population, and there were no significant between-group differences for any serious adverse events.

   o In March 2006, the results of the SIMPADICO trial were presented at the 55th Annual Scientific Session of the American College of
        Cardiology. While the study did not reach the primary endpoint of change in maximal treadmill walking distance, therapy using our Celacade technology significantly reduced high sensitivity C-reactive protein, a pre-specified endpoint and a widely recognized marker of systemic inflammation associated with increased cardiovascular risk, including heart failure, stroke, and heart attack.

VP025

   o In May 2006, we announced that preclinical findings from our VP025 drug development program demonstrated a significant reduction of several pro-inflammatory cytokines in a preclinical model of diabetes with diabetic retinopathy, a common complication of diabetes that eventually results in the loss of vision. These findings were presented at the Scientific Sessions of the Association for Research in Vision and Ophthalmology (ARVO) Annual Meeting.

CORPORATE

   o On March 22, 2006, following our annual meeting of shareholders, Terrance H. Gregg succeeded William R. Grant as Chairman of our Board of Directors. Mr. Gregg joined Vasogen's Board of Directors in 1999. Mr. Gregg's extensive experience in the healthcare sector includes his role as President and Chief Operating Officer of MiniMed, Inc., where he successfully transformed the company from a development-stage therapeutic device company into a global leader in diabetes management systems. In 2001, Medtronic Inc. acquired MiniMed for US$3.4 billion.

   o In January 2006, Ronald M. Cresswell, Ph.D., Hon. D. Sc., F.R.S.E., former Senior Vice President and Chief Scientific Officer of Warner-Lambert, and Calvin R. Stiller, C.M., O.ONT, M.D., F.R.C.P.(C.), co-founder and former Chairman and CEO of the Canadian Medical Discoveries Fund, were appointed to our Board of Directors. Both individuals have considerable experience directing the research, development, and business initiatives of companies commercializing products for the healthcare industry. Dr. Cresswell has over 30 years of research and commercial development experience in cardiovascular and other important therapeutic areas and his vision and leadership in the development of Lipitor(R) was instrumental in the product's ultimate success. Dr. Stiller was Principal Investigator of the Canadian multi-center study that established the importance of cyclosporine and led to its worldwide use as first-line therapy for transplant rejection.

   o In November 2006, we raised $23.1 million (US$20.3 million) in gross proceeds through the sale of our common shares and warrants to institutional investors.


OVERVIEW

Our goal is to develop and commercialize new technologies targeting the chronic inflammation underlying cardiovascular and neurological diseases.

During the 2006 financial year, we reported the results from the 175-center, 2,400-patient phase III ACCLAIM trial in patients with advanced chronic heart failure. ACCLAIM assessed the ability of our lead product, Celacade, to reduce the risk of death and hospitalization in patents with chronic heart failure. Dr. Torre-Amione, Medical Director, Heart Transplant Program, Methodist DeBakey Heart Center at The Methodist Hospital, and Principal Investigator for ACCLAIM presented the results from the study on September 3, 2006 at the World Congress of Cardiology 2006 in Barcelona, Spain, and at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington, on September 13, 2006.

We are also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025 is the lead product candidate from this new class of drugs and, based on phase I results, we are preparing to enter this product candidate into phase II development. During the second quarter, we announced that preclinical findings from our VP025 drug development program demonstrated a significant reduction of several pro-inflammatory cytokines in a preclinical model of diabetes and diabetic retinopathy, a common complication of diabetes that eventually results in the loss of vision.

The following table sets out the stage of development for each of our programs:

--------------------------------------------------------------------------------------------
PRODUCT               INDICATIONS                           CLINICAL DEVELOPMENT STATUS
--------------------------------------------------------------------------------------------
Celacade              Chronic heart failure                 Phase III* results presented
VP025                 Neuro-inflammatory conditions         Phase I completed
--------------------------------------------------------------------------------------------

*Phase III clinical trials are multi-center studies undertaken to confirm safety and efficacy in large patient groups


WE PLAN TO ACHIEVE OUR GOAL BY PURSUING THE FOLLOWING STRATEGIES:

DEVELOP PRODUCTS THAT ADDRESS UNMET MEDICAL NEEDS

Based on our analysis to date of the ACCLAIM trial, we believe that our Celacade technology has the potential to be used as a first-in-class therapy targeting chronic inflammation in chronic heart failure, providing an effective addition to the current standard of care. Based on our market analysis, we also believe that chronic heart failure is a condition with considerable unmet medical needs, and subject to further consultations with regulators and potential partners, we still believe that it may represent a significant commercial opportunity for us. In light of the ACCLAIM results penetration into the heart failure market will take longer than originally expected.

FORM STRATEGIC ALLIANCES WITH COMPANIES TO SUPPORT THE COMMERCIALIZATION OF OUR PRODUCTS

Subject to negotiating acceptable terms, we intend to establish corporate alliances to support the commercialization of our products. Based on our analysis of the ACCLAIM results, we expect to continue discussions with potential partners for the commercialization of Celacade for chronic heart failure.

CONTINUE  TO BUILD A  PORTFOLIO  OF NEW  TECHNOLOGIES  TARGETING  INFLAMMATORY
DISORDERS

Based on our analysis to date of the ACCLAIM trial and subject to further consultations with outside experts and regulators, we are planning to continue to advance the development of our lead product, Celacade, to target chronic inflammation in chronic heart failure. VP025 is the first product candidate from a new class of drugs that we are developing to target the chronic inflammation in the central nervous system. We have tested VP025 across a number of preclinical models of neuro-inflammatory disorders and have completed a successful phase I clinical trial. Based on the phase I results, we are now preparing to initiate a phase II program.

RESULTS OF OPERATIONS

We are a development-stage enterprise that dedicates our cash resources mainly to research and development ("R&D") activities. Our products have not yet been approved by regulatory authorities in all relevant jurisdictions and we have not yet marketed products commercially; as such, we do not currently generate any revenues from operations.

RESEARCH AND DEVELOPMENT

The changes in R&D expense, and their key components, for the years ended November 30, 2006, 2005, and 2004, are reflected in the following table:

------------------------------------------------------------------------------------------------------------
R&D expense (in millions of                                 Increase                              Increase
dollars, except percentages)           2006       2005     (Decrease)       2005        2004     (Decrease)
------------------------------------------------------------------------------------------------------------
Clinical costs:
  Direct                            $  13.1     $  47.5     ($ 34.4)     $  47.5     $  31.3     $  16.2
  Indirect                          $  13.6     $  17.8     ($  4.2)     $  17.8     $  14.0     $   3.8

Preclinical costs                   $   3.4     $   3.8     ($  0.4)     $   3.8     $   4.0    ($   0.2)

Intellectual property costs         $   2.2     $   1.8      $  0.4      $   1.8     $   2.2    ($   0.4)

Other costs                         $   0.4     $   0.6     ($  0.2)     $   0.6     $   0.3     $   0.3

Total R&D                           $  32.7     $  71.5     ($ 38.8)     $  71.5     $  51.8     $  19.7

R&D expense as a percentage of         63%         77%        (14%)         77%         77%         nil
the sum of R&D and General and
Administration expense
------------------------------------------------------------------------------------------------------------

CLINICAL COSTS

The expenditures related to our phase III Celacade programs are expensed for accounting purposes and are the key driver of our losses.

The majority of the decrease in our R&D expenses for 2006, when compared with the same periods in 2005, resulted from a significant reduction in the clinical trial activities relating to the completion of our phase III programs. The increase in our R&D expense in 2005 compared with 2004 was driven primarily by the increase in the number of clinical sites participating in these programs and the associated increase in the number of patients enrolled.

Direct costs to support these trials include expenses for clinical site fees, study monitoring, site close out, data management and analysis, and technology support. During 2005, the number of clinical sites participating in these programs and the number of patients enrolled in these programs were a significant driver of the direct costs; however, for the comparable periods in 2006, these costs were reduced substantially, as our phase III trials were completed. During 2005, the number of clinical sites initiated increased by 15% and the number of patients enrolled into our phase III trials increased by 113% when compared to 2004.

Indirect costs to support these programs consist of salaries, professional fees, and other support costs. Indirect costs have decreased in 2006 as a result of a reduced level of service and technology development activity required to support the phase III clinical trials. Both direct and indirect costs increased significantly in 2005 compared with 2004 as the number of clinical sites initiated and the number of patients enrolled increased. The proportionate increase in indirect costs was not as great as the increase in direct costs.

A more detailed summary of our phase III clinical trial in chronic heart failure is provided below.

CELACADE

The key findings from the ACCLAIM trial of our Celacade technology in chronic heart failure were presented by Dr. Torre-Amione, Medical Director, Heart Transplant Program, Methodist DeBakey Heart Center at The Methodist Hospital, and Principal Investigator for the U.S. arm of the ACCLAIM trial in September at the World Congress of Cardiology 2006 in Barcelona, Spain, and at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington.

The double-blind, placebo-controlled ACCLAIM trial studied 2,400 subjects with chronic heart failure at 175 clinical centers in seven countries. ACCLAIM was designed to assess the ability of Celacade to reduce the risk of death or first cardiovascular hospitalization. Patients included in the study had NYHA Class II, III, or IV heart failure with a left-ventricular ejection fraction

(LVEF) of 30% or less and had been hospitalized or received intravenous drug therapy for heart failure within the previous 12 months, or had NYHA Class III/IV heart failure with a LVEF of less than 25%.

Patients in the ACCLAIM trial were receiving optimal standard-of-care therapy for heart failure, which at baseline included a number of pharmaceuticals such as diuretics (94%), ACE-inhibitors (94%) and beta-blockers (87%), as well as device therapies including automatic implantable cardioverter defibrillators (26%), and use of cardiac resynchronization therapy (10.5%). The placebo (n=1,204 patients) and Celacade (n=1,204 patients) groups were balanced for all important baseline characteristics, including demographics, left-ventricular ejection fraction (LVEF), NYHA classification, concomitant medical conditions, medications, and device therapies.

The difference in time to death or first cardiovascular hospitalization (the primary endpoint of ACCLAIM) for the intent-to-treat study population was not statistically significant (p=0.22), however, the risk reduction directionally favored the Celacade group (hazard ratio=0.92).

Celacade was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% in the pre-defined subgroup of patients with NYHA Class II heart failure at baseline (n=689 patients, 216 events, p=0.0003) and in a pre-defined subgroup of patients with no prior history of heart attack at baseline, Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 26% (n=919 patients, 243 events, p=0.02).

Furthermore, consistent with the impact of Celacade on the risk of mortality and morbidity in large subgroups within the ACCLAIM trial was the finding of a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for the patients assessed for quality of life in the intent-to-treat study population (p=0.04). Celacade was also shown to be well tolerated in the ACCLAIM patient population, and there were no significant between-group differences for any serious adverse events.

In light of the findings from the ACCLAIM trial, preparations are now underway for a meeting with the Food and Drug Administration to discuss next steps with respect to the development of Celacade in the United States. We also have CE Mark regulatory approval for our Celacade medical device technology in the European Union and are currently in discussions to secure a partner necessary to support commercialization in that market.


VP025

VP025, our lead product from a new class of drugs, is being developed to target the chronic inflammation within the central nervous system that is associated with a number of neurological diseases. In July 2005, we announced the successful completion of a phase I clinical trial of VP025. This double-blind, placebo-controlled, dose-escalation trial examined the safety and tolerability of three doses of VP025 in 24 healthy volunteers. Multiple administrations of either low, mid, or high doses of VP025 were shown to be safe and well tolerated when compared to placebo, and no drug-related serious adverse events were reported.

In May 2006, we announced that preclinical findings from our VP025 drug development program demonstrated a significant reduction of several pro-inflammatory cytokines in a preclinical model of diabetes with diabetic retinopathy, a common complication of diabetes that eventually results in the loss of vision. Dr. Kyle Krady, Assistant Professor of Neural and Behavioral Sciences, Penn State College of Medicine, presented the findings on May 1 at the Scientific Sessions of the Association for Research in Vision and Ophthalmology (ARVO) Annual Meeting in Florida. Inflammation has been implicated in the pathogenesis of diabetic retinopathy. In a preclinical model designed to develop diabetes, VP025 was shown to have a significant effect (p<0.05) on reducing the expression, in the retina, of several pro-inflammatory cytokines including IL-1, IL-6, and MCP-1, which are associated with the initiation stages of diabetic retinopathy. Concurrently, the intramuscular administration of VP025 resulted in the increased expression of both IL-10 and TGF-beta, two potent anti-inflammatory cytokines. Based on information in the scientific literature and current research observations, we believe this effect is mediated via the regulation of microglial cell activation. Microglial cells are inflammatory cells found within the central nervous system and in the retina.

Many neurological conditions are associated with an inflammatory response in the nervous system, including Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis (ALS, also known as Lou Gehrig's disease). These conditions are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.

Based on the successful phase I clinical trial, we are now preparing to initiate a phase II program. The expenditures associated with the phase II trial are expected to be similar to the costs incurred with the phase I trial.

PRECLINICAL COSTS

Our preclinical research programs are focused on developing a new class of drugs, the lead candidate being VP025. We have completed a phase I study of VP025. Additional preclinical studies are ongoing to continue the advancement of VP025 for various indications.

The R&D expenditures associated with preclinical research activities during 2006, 2005, and 2004 were primarily the result of the above studies, as well as other preclinical studies necessary to support the advancement of VP025 into clinical development. Preclinical costs for 2006 have decreased when compared to the same period in 2005 as we have increased our focus on activities associated with preparations to initiate a phase II study. Preclinical costs were comparable in 2005 and 2004, as significant work was done on supporting the development of VP025.

INTELLECTUAL PROPERTY

Our research and development initiatives have resulted in the filing of numerous patent applications. We own patents and pending patent applications relating to our products and technologies in the United States and other jurisdictions around the world. Our intellectual property expenditures primarily consist of fees paid to patent offices worldwide and to external patent counsel. These costs are included in R&D expense and are expensed as incurred. These costs are a result of advancing our patent protection into additional countries through international patent grants, and additional patent and trademark activities associated with protecting our existing technologies, as well as new discoveries and developments resulting from our research and development programs.

The costs for 2006 are higher than the costs for the same periods in 2005. In addition to a higher level of activity surrounding our existing patent portfolio, we carried out additional patent activities to protect intellectual property arising from the ACCLAIM clinical trial.

NATURE AND TREATMENT OF EXPENSES

We expense all R&D costs. The majority of our research is outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined activities. The costs of our prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of our Celacade technology, and are expensed as they are shipped to outsourced research centers or clinical sites.

The cost of our acquired technology, representing part of our platform medical device technology, is amortized on a straight-line basis over 20 years in recognition of the term of the acquired patent.

Our ability to recover the carrying value of our acquired technology and clinical supplies is impacted by several factors, including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from health regulators regarding clinical trial results and reimbursement, ongoing technological improvements, technological obsolescence, the timing of product launch, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to challenge those third parties who may infringe our intellectual property. Based on analysis to date, we believe that the results of the phase III ACCLAIM trial warrant efforts to advance the development of Celacade in a pre-defined sub-group and that the value of our acquired technology and the clinical supplies is recoverable. The majority of our direct clinical R&D expenditures was related to our phase III

ACCLAIM trial and was payable in U.S. dollars. In addition, a significant component of the direct costs of our ACCLAIM trial was payable in euros. The majority of general and administration costs are payable in Canadian dollars.

GENERAL AND ADMINISTRATION

The changes in general and administration expense, and their key components, for the years ended November 30, 2006, 2005, and 2004, are reflected in the following table:

-------------------------------------------------------------------------------------------------------------
General and Administration expense
(in millions of dollars)                        2006     2005     (Decrease)    2005     2004      Increase
-------------------------------------------------------------------------------------------------------------
Infrastructure and other support costs         $16.6    $19.3      ($2.7)      $19.3       $13.3      $6.0
Insurance                                      $ 1.7    $ 1.5       $0.2       $ 1.5       $ 1.4      $0.1
Professional fees                              $ 1.0    $ 1.3      ($0.3)      $ 1.3       $ 1.2      $0.1
Total General and Administration expense       $19.3    $22.1      ($2.8)      $22.1       $15.9      $6.2
-------------------------------------------------------------------------------------------------------------

Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, as well as facility-related and information technology expenditures for all employees. These costs have decreased in 2006 when compared to 2005 as a result of a reduced level of activity required to support the current operations and increased for 2005 when compared to 2004 as a result of an increased level of activity required to support operations in 2005. The 2006 cost reduction is primarily driven by a decrease in full time employees to 125 as at November 30, 2006 from 172 as at November 30, 2005, which was an increase from 149 as at November 30, 2004. Insurance costs have increased moderately in 2006 when compared to 2005 and in 2005 when compared to 2004 as a result of market conditions that impacted our insurance premiums. Professional fees include expenditures for legal, tax, accounting, and other specialized services. These costs have decreased moderately for 2006 when compared to 2005, and increased moderately for 2005 when compared to 2004 as a result of the relatively stable level of activity required to support current operations.

FOREIGN EXCHANGE

The foreign exchange gain or loss for the years ended November 30, 2006, 2005, and 2004, is reflected in the following table:

-------------------------------------------------------------------------------------------------
Foreign Exchange
(in millions of dollars)              2006     2005     Decrease     2005     2004    Decrease
-------------------------------------------------------------------------------------------------
Foreign exchange (gain) loss          $0.1    ($0.7)      $0.8      ($0.7)    $8.3      $9.0
-------------------------------------------------------------------------------------------------

In prior periods we held a more significant amount of U.S. dollar cash and cash equivalents and restricted cash. Under the terms of the 2005 convertible note financing, we have issued a US$5.6 million letter of credit to the noteholders. The letter of credit is fully secured by US$5.6 million of restricted cash. We are also holding U.S. dollars to make the final payments for R&D expenditures denominated in U.S. dollars related to our completed phase III clinical trials and future operating expenditures denominated in U.S. dollars. U.S. dollar holdings amounted to approximately US$14.5 million and US$41.6 million at November 30, 2006, and November 30, 2005, respectively. As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay these U.S. dollar denominated R&D expenses.

The year-end conversion rates from the U.S. dollar to the Canadian dollar for November 30, 2006, 2005 and 2004 were 1.1422, 1.1669 and 1.1858, respectively.
In 2006, losses resulting from cash being held in U.S. dollars have been partially offset by gains on liabilities that are denominated in U.S. dollars.

INVESTMENT INCOME

Investment income for the years ended November 30, 2006, 2005, and 2004, is reflected in the following table:

----------------------------------------------------------------------------------------------
         Investment Income
      (in millions of dollars)        2006    2005    Decrease     2005    2004    Increase
----------------------------------------------------------------------------------------------
Investment income                     $2.0    $2.3    ($0.3)       $2.3    $1.4      $0.9
----------------------------------------------------------------------------------------------

Despite higher interest rates, investment income for 2006 was lower when compared with 2005, due to a decline in the amount of cash and cash equivalents, marketable securities and restricted cash on hand. Interest rates on one-month commercial paper denominated in Canadian dollars averaged 4.06% in 2006, compared with 2.68% in 2005. Similarly, one-month U.S. dollar-denominated commercial paper averaged 4.99% in 2006, compared with 3.19% in 2005. Investment income in 2005 increased when compared to 2004 as a result of higher interest rates available in the marketplace. The rate on one-month U.S. commercial paper rose by roughly 200 basis points, while the one-month Canadian rate rose by approximately 55 basis points.

OTHER EXPENSE

Other expense for the years ended November 30, 2006, 2005, and 2004, are reflected in the following table:

---------------------------------------------------------------------------------------------------
           Other expense
      (in millions of dollars)            2006      2005    Increase    2005    2004     Increase
---------------------------------------------------------------------------------------------------
Interest expense on senior
convertible notes payable                 $ 0.9    $ 0.3     $ 0.6      $ 0.3    $ 0.0     $0.3
--------------------------------------------------------------------------------------------------
Accretion of the carrying value of
senior convertible notes payable          $ 7.8    $ 1.7     $ 6.1      $ 1.7    $ 0.0     $1.7
--------------------------------------------------------------------------------------------------
Amortization of deferred financing
costs                                     $ 2.5    $ 0.4     $ 2.1      $ 0.4    $ 0.0     $0.4
--------------------------------------------------------------------------------------------------
Loss on debt extinguishment               $ 5.0    $ 0.0     $ 5.0      $ 0.0    $ 0.0     $0.0
--------------------------------------------------------------------------------------------------
Total                                     $16.2    $ 2.4     $13.8      $ 2.4    $ 0.0     $2.4
--------------------------------------------------------------------------------------------------

Except for interest expense, other costs associated with the senior convertible notes are non-cash expenditures. These expenses are higher for 2006, when compared to the same period in 2005, as the senior convertible notes were issued during October 2005. Therefore there were no similar expenses incurred in 2004.

LOSS

The loss for the years ended November 30, 2006, 2005, and 2004, is reflected in the following table:

--------------------------------------------------------------------------------------------------
Loss (in millions of dollars,
except per-share amounts)             2006    2005     (Decrease)     2005     2004    Increase
--------------------------------------------------------------------------------------------------
Loss                                 $ 66.4   $93.0      ($26.6)      $ 93.0   $ 74.6   $ 18.4
--------------------------------------------------------------------------------------------------
Basic and fully diluted
loss per share                       $ 0.71   $ 1.17      ($0.46)     $ 1.17   $ 1.07   $ 0.10
--------------------------------------------------------------------------------------------------

The loss during 2006 has decreased when compared with 2005. The reduction in the costs associated with our phase III clinical programs and the corporate costs associated with supporting these programs have been partially offset by the costs associated with the senior convertible notes. The loss during 2005 increased when compared with the similar period in 2004 primarily from higher costs associated with the expansion of our phase III clinical programs and the corporate costs associated with supporting these programs.


TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following table presents unaudited selected financial data for each of the last eight quarters ended November 30, 2006:

-------------------------------------------------------------------------------------------------
                       Loss for the period        Basic and diluted          Foreign exchange
                            (000's)                 loss per share          gain/(loss) (000's)
-------------------------------------------------------------------------------------------------
November 30, 2006          ($10,024)                    ($0.09)                  $   56
August 31, 2006            ($14,566)                    ($0.15)                  $   12
May 31, 2006               ($22,438)                    ($0.26)                 ($  169)
February 28, 2006          ($19,332)                    ($0.23)                 ($    3)

November 30, 2005          ($24,010)                    ($0.29)                  $  146
August 31, 2005            ($24,069)                    ($0.30)                 ($2,243)
May 31, 2005               ($25,071)                    ($0.31)                  $  924
February 28, 2005          ($19,898)                    ($0.27)                  $1,892
-------------------------------------------------------------------------------------------------

Our quarterly losses increased significantly during 2005 as a result of the expansion of our phase III clinical programs and the corporate costs associated with supporting these programs. However, for 2006, our costs have decreased mainly as a result of the gradual ramping down of clinical activity leading to the database lock and subsequent analysis of our phase III clinical programs. This reduction has been partially offset by non-cash expenditures associated with the senior convertible notes. Both of these factors are discussed in greater detail elsewhere in this document. The operations of our Company are not subject to any material seasonality or cyclicality factors.

FOURTH QUARTER

The loss in the fourth quarter of 2006 decreased when compared to that in the third quarter of 2006 mainly as a result of a reduction in our R&D expense. R&D and general and administration expense for the fourth quarter were $7.9 million, compared with $11.2 million in the third quarter. In addition, expenses associated with the convertible debt decreased by $1.4 million, as we made no acceleration payments during the fourth quarter of 2006.


LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily from public and private sales of equity, the issuance of senior convertible notes, the exercise of warrants and stock options, and interest on funds held for future investments.

On November 14, 2006, we completed a public offering for gross proceeds of $23.1 million (US$20.3 million), resulting in the issuance of 43.2 million common shares, 17.3 million five-year warrants to purchase common share at US$0.63 per share and 4.3 million six-month warrants to purchase common shares at US$0.53 per share. This financing triggered the anti-dilution adjustments contained in the senior convertible notes and warrants that were issued on October 7, 2005 which are discussed in greater detail below.

On October 7, 2005, our wholly-owned subsidiary, Vasogen Ireland Limited, raised gross proceeds of US$40 million through the issuance of senior convertible notes ("the notes"). Costs of this transaction, including agency and legal fees and other expenses, were US$3.6 million. The notes have a maturity date of two years from issuance and bear interest at a rate of 6.45%. As of January 1, 2007, the principal amount outstanding under the convertible notes was US$4.6 million. The outstanding notes are convertible at the investors' option into our common shares at an adjusted conversion price of US$1.99 subject to anti-dilution and other adjustments as provided in the notes. We are required to repay the notes in equal monthly installments and we may elect to repay principal in any combination of cash or common shares at our option, provided certain conditions are met. Starting with the November 1, 2006 installment we can no longer issues shares based on a discount of the share price to the note holders as we have exceeded the limit for discounted shares that was established in the financing. As a result each installment payment made in shares will require us to issue shares at 100% of the share price and make the note holders whole with a cash payment equal to 10% of the installment amount. We also have the option to accelerate payments of outstanding principal of up to US$8.0 million on each installment date if our share price is greater than US$1.00 per share, or up to 40% of the principal outstanding each calendar year if our share price is greater than US $4.00 per share, subject to issuance of additional warrants in connection with exercising this option. For the March, April, and May 2006 installment payments, we elected to make a US$1.8 million acceleration payment with each installment to the debt holders and a US$2.8 million acceleration payment with the June 2006 installment. In respect of the March 1, 2006, acceleration payment, we issued an additional 390,000 warrants exercisable at an adjusted exercise price of US$2.06 for a term of five years from the date of issue, and in respect of each of the April 1 and May 1, 2006 acceleration payments, we issued an additional 390,000 warrants exercisable at an adjusted exercise price of US$1.99 for a term of five years from the date of issue. In respect of the June 1, 2006 acceleration payment, we issued an additional 606,666 warrants exercisable at an adjusted exercise price of US$1.99 for a term of five years from the date of issue. On February 2, 2006, one of the note holders exercised its option to convert US$300,000 of the senior convertible notes, which resulted in 100,000 shares being issued to the debt holder.

As a result of the financing that was completed on November 14, 2006 the conversion price of the senior convertible notes was reduced to US$1.99 from US$3.00 in accordance with the anti-dilution provisions contained within the notes. The anti-dilution provisions also provided that the exercise price of the 4,720,000 warrants outstanding to the note holders at an exercise price of US$3.00 was reduced to US$1.99 and the exercise price of the 390,000 warrants at an exercise price of US$3.11 was reduced to US$2.06. In addition, the 5.1 million warrants outstanding can now be exercised for 7.7 million common shares, which is an increase from the 5.1 million common shares prior to the anti-dilution provisions that were triggered by the November 14, 2006 financing.

Under the terms of the notes, commencing September 1, 2006, we must maintain a cash balance, consisting of cash and cash equivalents, restricted cash, and marketable securities, of 110% of the principal outstanding under the notes. Any failure to maintain such cash balance of 110% would constitute an event of default as described below. We have satisfied the cash balance test at all times beginning September 1, 2006. We are required to maintain a letter of credit in connection with these notes payable in the amount of US$5.6 million, which is fully secured by cash on hand. The terms of the notes allowed us to reduce the US$10.0 million original amount of the letter of credit by US$4.4 million, an amount equal to one half of the difference between US$17.0 million and the aggregate principal amount of the notes outstanding of US$8.2 million on November 1, 2006. The letter of credit and the restricted cash required to secure the letter of credit can be further reduced at our option after the outstanding principal amount of the convertible notes has been reduced by a further $2 million, such reduction amount to equal the difference between (A) one-half of the difference between (i) US$17 million and (ii) the aggregate principal amount of the senior convertible notes then outstanding and (B) the aggregate amount of any prior reductions of the letter of credit amount.

If an event of default or a change of control should occur, note holders will be entitled to require the redemption of their notes, in whole or in part, at a price determined according to a formula outlined in the notes. The holders have the right to demand repayment in cash or in common shares at 125% of the face amount of principal outstanding in the event of default, or at 115% of the face amount of principal outstanding in the event of a change in control or the value of the common shares the holder would otherwise have received on conversion of the shares prior to the event of default or the change in control.

On February 2, 2005, we completed a public offering for gross proceeds of $52.5 million (US$42.3 million), resulting in the issuance of 9,005,000 common shares.

During 2006, we did not receive funds from the exercise of options and warrants, compared with $0.6 million and $1.3 million in 2005 and 2004, respectively. The total number of common shares outstanding at November 30, 2006, increased to 156.7 million from 82.3 million at November 30, 2005. The number of options and warrants outstanding at November 30, 2006, is 37.4 million. The conversion rate of the options and warrants is on a one-to-one basis for common shares excluding 5.1 million warrants that have been issued to the note holders which are now convertible into common shares at a rate of approximately one and a half common shares for one warrant.

As at January 30, 2007, we have 168.3 million common shares outstanding; 7.9 million options to purchase common shares outstanding; and 29.3 million warrants to purchase 31.9 million common shares. It is our present intention to issue common shares on repayment of the notes as described above, provided certain conditions are met.

At November 30, 2006, our cash and cash equivalents, marketable securities and restricted cash totaled $36.8 million, compared with $85.2 million at November 30, 2005. The decrease is a result of the cash used in operations during 2006. In addition, two installment payments under the senior convertible notes, one in the amount of $2.1 million (US$1.8 million) and the other in the amount of $1.7 million (US$1.5 million) were paid in cash. The letter of credit and amount of restricted cash was reduced by $5.0 million (US$4.4 million) and may be reduced further at our option, as described above. We invest our cash resources in liquid government and corporate debt instruments having a single "A" credit rating or greater. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments.

We are exposed to market-rate risk related to changes in interest rates and foreign exchange rates between the Canadian and U.S. dollars, which could affect the value of our marketable securities or our cash and cash equivalents. At November 30, 2006, we held directly or indirectly through forward currency contracts U.S. dollar denominated securities in the amount of US$8.9 million excluding cash that is not invested in securities or held as restricted cash.

In November 2006, we entered into a contract to purchase Canadian dollars totaling $9.2 million (US$8.0 million), and concurrently entered into forward contract to purchase the U.S. dollars back in December 2006. The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments; however, the forward contract enabled us to preserve our U.S. funds, even when converted to Canadian dollars. Our U.S. funds will be used to cover operating expenditures denominated in U.S. dollars and the final U.S.

dollar payments associated with our phase III clinical trials. At November 30, 2006, the equivalent value of these forward contracts, when compared to the amount due on maturity, resulted in a nominal net unrealized foreign exchange loss. The fair value of these contracts has been included in current liabilities.

In November 2005, we entered into contracts to purchase Canadian dollars totaling $59.0 million (US$50.0 million), and concurrently entered into forward contracts to purchase the U.S. dollars back at specific future dates. These forward contracts matured in December 2005 and February 2006. The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments; however, these forward contracts enabled us to preserve our U.S. funds, even when converted to Canadian dollars. Our U.S. funds were used to cover U.S. expenditures associated with our phase III clinical trials.

In November 2005, we entered into contracts to sell Canadian dollars, totaling $30.1 million (US$25.3 million), at specific times, and concurrently entered into forward contracts to purchase the Canadian dollars back at specific future dates. These forward contracts matured in December 2005. These Canadian funds were used to fund Canadian dollar expenditures during fiscal 2006.

Our net cash used in operating activities for 2006, was $64.4 million compared with $74.6 million and $55.8 million for 2005 and 2004, respectively. Other than our losses, changes in our working capital had the most significant impact on our cash used in operations. Our working capital is affected by the increase or decrease in our accounts payable and accrued liabilities as a result of certain expenses incurred in our phase III clinical trials that were not paid until certain trial milestones were reached, such as the receipt of final study reports from clinical sites at the end of the trials. In 2006, virtually all of these milestones were achieved which resulted in the payment of cash related to the expenditures incurred in 2005 and 2004.

We intend to continue to use our capital resources to fund our research and development activities and potentially for the commercialization of Celacade in Europe where we have been granted the CE mark. The Company is currently seeking a partner to participate in the commercialization of Celacade in Europe. The amount of capital resources to be allocated to these activities will depend upon the scale of programs undertaken and is subject to further analysis. We intend to continue to raise additional financing through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. There can be no assurance that additional financing will be available and, if available, will be on terms acceptable to us. The availability of financing will be affected by the results of our preclinical and clinical research, including the ACCLAIM trial which failed to reach its primary endpoint, our ability to advance the development of Celacade and obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology companies), the status of our listing on the NASDAQ Global market, strategic alliance agreements, and other relevant commercial considerations.

The terms of the notes may limit our ability to incur additional secured or unsecured debt while the notes are outstanding. As long as the notes are outstanding, we and our subsidiaries are prohibited from incurring or guaranteeing any indebtedness other than the indebtedness under the notes and certain other permitted indebtedness, which includes indebtedness that is PARI PASSU with or subordinate to the indebtedness under the notes and that does not provide for any payments of principal or premium until at least 91 days after the maturity date of the notes; indebtedness to trade creditors incurred in the ordinary course of business; intercompany indebtedness which is subordinate in right of payment to the indebtedness under the notes; and indebtedness the proceeds of which are used to redeem, repay, or otherwise retire the notes. In addition, the notes contain anti-dilution provisions, which could require the adjustment of the conversion price of the notes in the event of certain types of share issuances below the current conversion price of US$1.99. Based on acceleration payments and installment payments made to date and assuming the continued payment of the equal monthly installments of US$1.8 million, the notes will be completely repaid as of April 1, 2007. We generally assess circumstances in advance of each installment date and make a determination as to whether to make an installment payment in cash or shares or a combination of both.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the annual consolidated financial statements. Critical accounting estimates include the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the testing for recoverability of long-lived assets; the allocation of proceeds on the issuance of senior convertible notes between liabilities and equity; and the income tax valuation allowance.

We expense research costs as they are incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. We have not capitalized any such development costs to date.

We periodically review the useful lives and the carrying values of our long-lived assets. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

The convertible notes contain both a liability and an equity component, the latter represented by the conversion option. In accordance with Canadian GAAP, the components of the convertible notes must be bifurcated and accounted for separately as debt and equity instruments. The warrants are separable from the notes and are accounted for as an equity instrument. The proceeds received are allocated to the debt and equity components of the convertible notes and to the initial warrants on a relative fair value basis. Each reporting period, the Company is required to accrete the carrying value of the liability portion of the convertible notes such that at maturity the carrying value of the notes will be their face value.

We have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits. In view of the recent net losses and expected future losses, we are of the opinion that it is unlikely that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income tax assets or liabilities are recorded on the balance sheets.

ACCOUNTING POLICY CHANGES

Effective December 1, 2004, we adopted on a retroactive basis, without restatement, the subsequent amendment to Section 3870, "Stock-based Compensation and Other Stock-based Payments," which requires the use of the fair value based method to account for all stock-based transactions with employees granted or modified on or after December 1, 2002. The impact of this retroactive change in accounting policy was a charge of $4,006,000 to opening deficit and a corresponding increase in share capital of $55,000 and equity in options of $3,951,000. The impact of adopting this change in accounting policy during the year ended November 30, 2005, was a charge to operations of $3,615,000.

These expenses consist of the fair value of options, calculated using the Black-Scholes option pricing model, granted to non-employees and employees in exchange for services. The use of the Black-Scholes option pricing model to calculate the fair value of stock-based payments requires assumptions, including the average expected life and volatility of our stock, to be made at the time of grant. We amortize the fair value of the options over the vesting period.

Effective  December 1, 2004, the Company adopted an amendment to CICA Handbook
Section 3860, Financial Instruments - Disclosure and Presentation, which requires that certain obligations that must or can be settled at the issuer's option in cash or in an equivalent value by a variable number of the issuer's equity instruments be accounted for as liabilities. The Company considered the provisions of amended Section 3860 in determining how to account for the senior convertible notes payable.

Effective October 17, 2005, the Company adopted EIC 158 - Accounting for Convertible Debt Instruments, which addresses the accounting treatment of convertible debentures in which upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The Company considered EIC 158 in determining how to account for the senior convertible notes payable.


RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED

Financial Instruments - Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, "Financial Instruments - Recognition and Measurement," effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, and provides criteria to be used to determine when a financial instrument should be recognized and when a financial instrument is to be extinguished. The Company has not yet determined the effect that this new standard will have on its consolidated financial position and results of operations.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, "Comprehensive Income," and Section 3251, "Equity," effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period in addition to the requirements in Section 1530. We do not expect the adoption of this standard to have a material impact on our consolidated financial position and results of operations.

Hedges

In January 2005, the CICA released new Handbook Section 3865, "Hedges," effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. We do not expect the adoption of this standard to have a material impact on our consolidated financial position and results of operations.

Non-monetary Transactions

In June 2005, the CICA released a new Handbook Section 3831, "Non-monetary Transactions," effective for fiscal years beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

Accounting changes

In July 2006, the Accounting Standards Board (AcSB) issued a replacement of HB 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The standard is effective for fiscal years beginning on or after January 1, 2007 with earlier adoption encouraged. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

Capital Disclosures

In October 2006, the AcSB approved a set of disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of HB 3861, Financial Instruments - Disclosure and Presentation. This set of disclosure and presentation requirements included HB 1535, Capital Disclosures, which establishes standards for disclosing information about an entity's capital and how it is managed. This standard requires disclosure of: an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Early adoption is permitted at the same time an entity adopts other standards relating to accounting for financial instruments. The Company is evaluating the impact of this standard on its consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as required under applicable Canadian and U.S. securities regulatory requirements.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of November 30, 2006, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting during the period covered by this report or during the fourth quarter, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.


DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that the appropriate decisions can be made regarding public disclosure. As at November 30, 2006, the certifying officers and other members of management evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission). This evaluation included a review of our existing disclosure policy, compliance with regard to that policy, the disclosure controls currently in place surrounding our interim and annual financial statements, MD&A, and other required documents and discussions with management surrounding the process of communicating material information to management and in turn the certifying officers and all procedures taking into consideration the size of the company and the number of employees. Based on the evaluation described above, the certifying officers have concluded that, as at November 30, 2006, the disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose on a continuous basis in annual and interim filings and other reports is recorded, processed, summarized, and reported or disclosed on a timely basis as required.


OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We have no debt, guarantees, off-balance sheet arrangements, or capital lease obligations other than those associated with the senior convertible note financing that was completed October 7, 2005 and outstanding forward exchange contracts, which are discussed elsewhere in this document. Other long-term obligations are discussed below.


CONTRACTUAL OBLIGATIONS

Our contractual obligations as of November 30, 2006 are as follows:

    --------------------------------------------------------------------------------------------------------
           Contractual Obligations                    Less than 1     1 - 3       4 - 5         More than
           (in millions of dollars)         Total        Year         years        years         5 years
    --------------------------------------------------------------------------------------------------------
    Operating lease obligations             $1.6        $0.6          $1.0          nil            nil
    --------------------------------------------------------------------------------------------------------
    Senior convertible notes                US$8.2      US$8.2         nil          nil            nil
    --------------------------------------------------------------------------------------------------------

We have granted royalties to arm's-length third parties based on gross amounts receivable by us from future commercial sales of our Celacade technology, aggregating 1.5% on all sales, to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of this technology, to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable. In October 2005, we issued the notes described above under "Liquidity and Capital Resources." Under the current terms and conditions this obligation requires a payment of approximately US$1.8 million per month payable in shares or cash at our discretion.


RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

There are no related party transactions or interests of management in material transactions. As of March 22, 2006, the Chairman of the Board and CEO of Quest Diagnostics Incorporated retired as a member of the Board of Directors of our Company and therefore Quest Diagnostics ceased to be a related party.


RISKS AND UNCERTAINTIES

Our products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and have not yet been marketed commercially. Our business entails significant risks, including the adequacy, timing, and results of our clinical trials, possible requirements for additional trials, the costs and time involved in obtaining the required regulatory approvals, our current reliance on primarily one product, the adequacy of our patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of our products, and competition from pharmaceutical, biotechnology, and medical device companies. There can be no assurance that our ongoing preclinical or clinical research activities will provide positive outcomes or that the results of clinical trials that we may conduct in the future will meet the desired clinical endpoints established in the clinical study protocols. For example, the top-line results of the ACCLAIM trial announced on June 26, 2006, showed that Celacade did not meet the primary endpoint of the study. There can be no assurance that we will be successful in obtaining necessary regulatory approvals for our products, including for Celacade on the basis of the ACCLAIM data, or, once having obtained approvals, in maintaining them. There can also be no assurance that we will be successful in marketing and distributing our products, or achieving appropriate reimbursement from government or private health authorities. We have also not yet demonstrated the ability to manufacture a product commercially in large volumes.

We set goals for and make public statements regarding timing for the completion of objectives material to our success, such as the commencement and completion of clinical trials and anticipated regulatory submission or approval dates, plans for continued development, plans for forming strategic alliances, and plans for commercialization. The actual timing and outcome of these events can vary dramatically as a result of factors such as delays or failures in our clinical trials, requirements for additional trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, partnering or marketing milestones necessary to commercialize our products. There can be no assurance that clinical trials that we may conduct in the future will be completed as planned, that results from clinical trials will be sufficiently robust to warrant submissions for regulatory approval, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

We will need to raise additional funds for ongoing operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market, particularly, subject to ongoing consultation with regulatory authorities and advisors, for purposes of a possible confirmatory trial to support applications for regulatory approval and/or the adoption of our Celacade technology in the heart failure population and to establish marketing, sales and distribution capabilities. We intend to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical research, including the ACCLAIM trial which failed to reach its primary endpoint, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology companies), the status of our listing on the NASDAQ market, strategic alliance agreements, and other relevant commercial considerations. The terms of the notes may limit our ability to incur additional secured or unsecured debt while the notes are outstanding. Under the terms of the notes, in the event that we are unable to issue common shares at the conversion price stipulated by the notes owing to failure to meet certain conditions, we must make cash payments to the noteholders. Additional cash payments may be required under the notes upon an event of default or change of control. Such cash payments may leave us with little or no working capital in our business. Repayment of the outstanding principal under the notes in shares of the Company and further financings may result in significant dilution to the shareholders.

A DETAILED LIST OF THE RISKS AND UNCERTAINTIES AFFECTING US CAN BE FOUND IN OUR ANNUAL INFORMATION FORM.


OUTLOOK

Our future operations are highly dependent upon our ability to raise additional financing to support advancing our lead product, Celacade. We may need or elect to conduct a confirmatory clinical trial of Celacade to support submissions for regulatory approval and the adoption for the treatment of certain heart failure patients. Our research and development efforts are dependent upon our ability to raise additional financing through a combination of equity or debt financing, or payments from strategic partners, or upon strategic partners funding directly some or all of the costs of commercialization. Our cash outflows are expected to consist primarily of payroll and facilities costs, external expenses related to preparing for discussions with regulators, clinical trials for Celacade that we may conduct in the future and/or Celacade commercialization and research and development programs. Should our ability to raise additional financing and/or secure financial support from partners be delayed, management believes that our current level of cash and cash equivalents and marketable securities is sufficient to fund planned expenditures for the next twelve months. However, our forecast of the period of time for which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

We expect that our losses in 2007 will be reduced when compared to 2006 as the expenditure level required for planned operations in 2007 to support our corporate strategy of advancing the development of our Celacade medical device technology is expected to be lower than what was required to support our Phase III clinical trial programs in 2006.

We have CE Mark regulatory approval for our Celacade medical device technology in Europe. This regulatory approval enables us to place this technology on the market in the 27 member countries of the European Union. Subject to consultations with outside experts and negotiation of acceptable terms, we intend to enter into one or more strategic alliances with healthcare companies to support market introduction in various geographical jurisdictions. However, there can be no assurance that our partnering efforts will be successful or, if we enter into a form of strategic alliance, that a commercial launch of our Celacade medical device technology will occur or be successful.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

On August 11, 2006, we announced the receipt of a letter from The NASDAQ Stock Market stating that for the last 30 consecutive business days the bid price of our common shares had closed below the minimum bid price requirement for continued inclusion under Marketplace Rule 4450(a)(5). It is NASDAQ's practice to issue a letter when a listed company does not meet the minimum $1 bid price requirement. Under NASDAQ rules, we will be provided until February 5, 2007, to regain compliance with the bid price requirement. The notice has no current effect on the listing of Vasogen's common stock. If, at any time before February 5, 2007, the bid price of Vasogen's common shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, we will regain compliance with the Marketplace Rules. If compliance with the Minimum Bid Price Rule is not regained by February 5, 2007, the NASDAQ staff will provide written notification that our common shares will be delisted, and at that time, we may appeal the staff's determination to a Listing Qualifications Panel. Alternatively, at that time, we may apply to transfer our common stock to the NASDAQ Capital Market if we satisfy the requirements for initial inclusion on the NASDAQ Capital Market, other than the Minimum Bid Price Rule. If the application is approved, we will be afforded the remainder of the NASDAQ Capital Market's additional 180-day compliance period to regain compliance with the Minimum Bid Price Rule while on the NASDAQ Capital Market. We currently plan to apply for a listing on The NASDAQ Capital Market.

ADDITIONAL INFORMATION RELATING TO US, INCLUDING OUR ANNUAL INFORMATION FORM, IS ACCESSIBLE ON OUR WEBSITE, WWW.VASOGEN.COM, AND ON SEDAR AND EDGAR.